Garden Stage Limited

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

February 5, 2025

Via EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Kate Tillan

David Irving

Re:	Garden Stage Limited

Form 20-F for the Fiscal Year Ended March 31, 2024

File No. 001-41879

Dear Mr. Irving and Ms. Tillan:

This letter is being submitted in response to the letter dated January 21, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F for the fiscal year ended March 31, 2024 submitted on July 31, 2024.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F for the Fiscal Year Ended March 31, 2024

3.D Risk Factors, page 1

1.	Refer to the first risk factor beginning on page 1 on the risks related to doing business in Hong Kong, including that the PRC government may exercise significant direct oversight and discretion over the conduct of your business and may intervene or influence your operations, that your operating subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China and that changes in the policies, regulations, rules, and the enforcement of laws of the PRC may occur quickly with little advance notice and your assertions and beliefs of the risk imposed by the PRC legal and regulatory system are uncertain. Please revise future filings to include this risk factor but omit the statement that “the laws and regulations of Mainland China do not currently have any material impact on [y]our business, financial condition and results of operation.”

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we will ensure the inclusion of the risks related to doing business in Hong Kong, including the risk factor that the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, that our operating subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China and that changes in the policies, regulations, rules, and the enforcement of laws of the PRC may occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain in our future filings. We will also omit in our future filings the statement that “the laws and regulations of Mainland China do not currently have any material impact on our business, financial condition and results of operation.”

2.	With respect to your disclosure on page 13 of the enforcement of foreign civil liabilities, please revise future filings to also discuss the risks for investors on the enforceability of civil liabilities related to an investor’s ability to bring an original action in a Hong Kong court to enforce liabilities against directors and officers based on the U.S. federal securities laws.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we will discuss the risks for investors on the enforceability of civil liabilities related to an investor’s ability to bring an original action in a Hong Kong court to enforce liabilities against directors and officers based on the U.S. federal securities laws in our future filings.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Sze Ho Chan
Sze Ho Chan
Title: Chief Executive Officer and Interim Chief Financial Officer